UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 7, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

On January 17, 2011, VimpelCom Ltd. (“VimpelCom”) announced that its Supervisory Board gave its final approval for the proposed combination of VimpelCom and WIND TELECOM S.p.A. (formerly Weather Investments S.p.A.) (the “Transaction”). A special general meeting of VimpelCom shareholders to approve certain proposals in relation to the Transaction (the “Special General Meeting”) is scheduled to take place on March 17, 2011. The formal notice of the Special General Meeting was issued by VimpelCom on January 17, 2011 and a proxy statement (the “Proxy Statement”) in relation to the Special General Meeting was furnished to the U.S. Securities and Exchange Commission (the “SEC”) as Exhibit 99.1 to VimpelCom’s Report of Foreign Private Issuer on Form 6-K on February 15, 2011.

VimpelCom is furnishing to the SEC on the attached Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) a press release and a letter to its shareholders in relation to the Transaction, which were issued on March 6, 2011 and March 7, 2011, respectively.

This Form 6-K shall be deemed to be incorporated by reference into the Proxy Statement.

Exhibit List

99.1	Press Release, dated March 6, 2011.

99.2	Letter to Shareholders, dated March 7, 2011.

Exhibit 99.1

VIMPELCOM WELCOMES ANNOUNCEMENT

BY ALTIMO ON ITS COMMITMENT

TO PRESERVE VIMPELCOM’S THREE INDEPENDENT BOARD SEATS

Amsterdam and New York (March 6, 2011) - VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP) welcomes today’s announcement by Altimo Holdings & Investments Limited (“Altimo”) that Altimo is committed to preserving three independent seats on the Supervisory Board after the proposed combination of VimpelCom and Wind Telecom (the “Transaction”) is completed.

Altimo also affirmed the following:

•	The current composition of VimpelCom’s Supervisory Board, including its three independent members, is not expected to change upon closing of the Wind Telecom transaction;

•	The Wind Telecom transaction does not cause the termination of the Shareholders Agreement and, therefore, upon consummation of the transaction the Shareholders Agreement would still be in place; and

•

Altimo intends to maintain three independent directors on the Supervisory Board even if the Shareholders Agreement were terminated in the future, with the three independent directors continuing to have the ability to break deadlocks at the Supervisory Board.

VimpelCom is committed to good corporate governance principles that safeguard the rights of all shareholders, including minority shareholders. Furthermore, the Company views the announcement by Altimo as an affirmation that all shareholders will continue to play an active role in corporate decision making.

The Special General Meeting of VimpelCom is scheduled to take place on March 17, 2011 to approve the issuance of up to 325,639,827 VimpelCom common shares and 305,000,000 convertible preferred shares and the increase of VimpelCom’s authorized share capital needed to complete this transaction.

VimpelCom’s Supervisory Board and Management Board recommend shareholders vote “FOR” the proposals by signing, dating and returning the WHITE voting card received from the Company.

Shareholders who need assistance or have questions about the voting process should call VimpelCom’s proxy solicitor, D.F. King & Co., Inc., toll-free in North America at +1 800 431 9645, toll-free in Continental Europe at 00800 5464 5464, +44 207 920 9700 from other locations, or call collect at +1 212 269 5550.

About VimpelCom

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

About WIND TELECOM S.p.A. (formerly Weather Investments S.p.A.)

WIND TELECOM S.p.A. is a leading international telecommunications company offering mobile, fixed, Internet and international communication services. WIND TELECOM S.p.A. owns 100% of Wind Telecomunicazioni S.p.A. and 51.7% of Orascom Telecom Holding SAE, which in turn operates GSM networks in Algeria, Bangladesh, Egypt, Pakistan, North Korea, and in Canada through its indirect equity ownership in Globalive Wireless. WIND TELECOM S.p.A., through its subsidiaries, is currently serving 117 million subscribers worldwide and is the entry point of choice for both technically advanced attractive markets and high-growth under-penetrated emerging markets.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Transaction, VimpelCom’s business or Wind Telecom’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the Transaction; the possibility that Telenor may appeal the decision of the English Commercial Court, succeed in the arbitration against the Company and Altimo or bring other legal challenge (including further requests for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s proxy statement furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K on February 15, 2011, VimpelCom’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Questions regarding Investor Relations:

Alexey Subbotin

VimpelCom

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200

Tel: +7 495 974 58 88

www.vimpelcom.com

Questions regarding Media and Public Relations:

Elena Prokhorova

VimpelCom

eeprokhorova@beeline.ru

Tel: +7 495 725 07 08

For all other questions, please contact our communications advisor Financial Dynamics:

UK: +44 (0) 20 7269 7180

US: +1 (212) 850 5723

Exhibit 99.2

Dear VimpelCom Shareholder,

As you know, on March 17 the shareholders of VimpelCom will be asked to approve the issuance of shares to the shareholders of Wind Telecom as part of a transformational transaction. In this context, we are writing to clear up misconceptions and concerns that have arisen because of Telenor’s letter to shareholders on March 2, 2011. From Telenor’s letter, it is apparent that this transaction is not the right transaction for Telenor and that Telenor believes it will hurt its interests. However, we firmly believe (and our independent directors agree) that this is the right transaction for VimpelCom and that the transaction is in the best interests of you, VimpelCom’s minority shareholders.

In its letter of March 2, Telenor makes a number of challenges to the strategic rationale, the final terms and the corporate governance structure of the proposed combination with Wind Telecom. We respectfully disagree with Telenor’s views and hope that you will listen to and consider VimpelCom’s side of the story:

Challenge 1

Telenor: The transaction is not an expansion into emerging growth markets but rather the purchase of the third operator in Italy, a mature market with poor growth characteristics. The transaction contradicts VimpelCom’s strategic plan to seek profitable growth in emerging markets.

VimpelCom: This is not true. Please consider the following:

•

The transaction expands our coverage area from 345 million people to 838 million, including 745 million people in fast-growing emerging markets, more than doubling our emerging markets footprint. On a consolidated basis over 70% of our revenues and EBITDA will continue to come from emerging markets.

•	Orascom Telecom enjoys the no. 1 or no. 2 position in all its markets. Furthermore, each of its markets is highly profitable and exhibits strong growth fundamentals.

•	We remain hopeful that we will retain Orascom Telecom’s asset in Algeria and benefit fully from its strong cashflow generation potential.

•	We see clear benefits in diversification. You will recall the impact on our revenues and profitability when the Russian rouble declined against the US dollar in 2008-2009.

•

We believe that Italy is one of the most attractive and profitable markets in Europe. Within that market, Wind Italy is a premium asset which has demonstrated consistent growth and outperformance in each of the last 21 quarters.

•

We fundamentally believe in our ability to benefit from the paradigm shift in our industry from voice to data. Italy is the most developed data market in Europe and can provide VimpelCom with the know-how and experience to develop data products in our other markets.

Challenge 2

Telenor: The Wind Telecom transaction is over-priced. VimpelCom is paying an excessive premium for a mature low growth asset.

VimpelCom: This is not true. Please consider the following:

•

VimpelCom is paying a transaction multiple of 6.1 times EV/EBITDA (last 12 months to June 2010) for Wind Telecom. This is significantly below all other transactions in the telecom sector over the last two years.

•	Only 25% of the transaction consideration for Wind Telecom is in the form of VimpelCom shares. The rest is in the form of cash and assumed debt.

•

We believe that our estimate of US$2.5 billion of realised synergies is both conservative and achievable. Most of these synergies (c.90%) will be generated on the procurement side and, at an annual run-rate of approximately US$370 million by 2013, represent less than 5% of our total capex spend.

•

The implied acquisition premium for Wind Telecom is not 84% as claimed by Telenor. This is based, amongst other things, on incorrect assumptions concerning the implied market value of Wind Italy. We calculate this premium to be below 30%.

•

The transaction naturally dilutes some of our growth metrics in the very short term. This is to be expected in a transformational deal of this nature. At the same time, we are building a unique and diversified platform for sustained and profitable growth that will drive shareholder value over the medium and long term.

Challenge 3

Telenor: The Wind Telecom transaction decreases VimpelCom’s financial flexibility and compromises its ability to pay dividends.

VimpelCom: This is not true. Please consider the following:

•	The additional leverage does not increase risk. It simply brings VimpelCom’s under-leveraged balance sheet structure more into line with other major telecom companies.

•	On a pro forma basis, VimpelCom’s net debt to EBITDA will increase from 0.9 times to 2.3 times (cf., Telefonica 2.3 times, Deutsche Telekom 2.4 times, France Telecom 2.1 times).

•

We expect that these ratios will decline to below 2.0 times within two years given the combined group’s strong cash flow generation capabilities (US$1-3 billion of free cash flow per annum). This ratio will improve even faster if we are able to resolve the situation in Algeria in the coming months.

•

VimpelCom remains committed to its current dividend policy and to maintaining its current dividend per share levels, notwithstanding the additional shares in issue. Indeed, given the combined group’s cash generative profile, the expected growth in our new emerging markets and realised synergies, we believe that VimpelCom is well-positioned to exceed its dividend forecasts.

Challenge 4

Telenor: The Wind Telecom transaction threatens the ability of independent shareholders to have meaningful representation on the Board. Wind Telecom’s voting power would be disproportionate to the economic stake they receive.

VimpelCom: This is not true. Please consider the following:

•

The Wind Telecom transaction does not cause the termination of the current Shareholders Agreement and, therefore, upon consummation of the transaction the Shareholders Agreement will still be in place and there will still be three independent directors on the Board. It is important to note that either Telenor or Altimo, presently or at any time in the future, can sell down their respective VimpelCom shares below a 25% voting level and thus terminate the Shareholders Agreement. They have this right whether or not the Wind Telecom transaction occurs.

•

Both Altimo and Wind Telecom’s main shareholder, Weather Investments II, have publicly reaffirmed their commitment to ensure a minimum of three independent directors on the VimpelCom Board under any governance structure, with or without the Shareholders Agreement.

•

The issuance of voting preferred shares to the Wind Telecom shareholders is a temporary compensation for the lack of board representation resulting from Telenor’s unwillingness to allow them to be a party to the Shareholders Agreement. After five years, these additional voting rights will expire unless the Wind Telecom shareholders elect to convert their preferred shares into common shares at the then prevailing full market VimpelCom share price.

Challenge 5

Telenor: While pursuing the Wind Telecom transaction, VimpelCom’s management has lost focus on its core Russian business.

VimpelCom: This is not true. Please consider the following:

•

The loss of our market share in Russia is the result of decisions that we made in 2008 to reduce our capital expenditure in response to the global financial crisis and is wholly unconnected to the proposed Wind Telecom transaction.

•	This situation has been addressed over the past six months and the results of our Russian operations during the first two months of 2011 have been very encouraging.

•	Russia remains a key part of our emerging markets franchise and our Russian management team remains laser-focussed on restoring our key metrics in that market.

Challenge 6

Telenor: The market has concluded that the acquisition of Wind Telecom is a value-destroying transaction.

VimpelCom: This is not true. Please consider the following:

•

Since the transaction was announced on 4 October 2010, VimpelCom’s share price has declined by 2.5%. Over the same period, the share price of MTS, still VimpelCom’s closest peer, has declined by 14%. We note that Telenor’s own share price is virtually unchanged over this period.

•

We are of course unhappy about the lacklustre performance of our share price. However, we are confident that, once the prospect of renewed tension between our two core shareholders Altimo and Telenor has receded, the market will once again be able to focus on the fundamental attractions of our proposed combination with Wind Telecom.

Challenge 7

Telenor: Telenor’s alternative proposition [of an extraordinary dividend of at least US$1.00 per share] will have positive benefits for VimpelCom shareholders.

VimpelCom: This is not true. Please consider the following:

•

VimpelCom has rejected Telenor’s plan to pay an additional US$1.3 billion in dividends on top of the US$850 million interim dividend that it has committed to pay for 2010 (of which US$600 million was already paid in 2010) and a final dividend for 2010 to follow, a proposal which we believe is self-interested and not serious.

•	The dividend policy on which the 2010 dividend amounts have been based was unanimously approved by VimpelCom’s Board, including by Telenor’s three nominated directors.

•	An additional payment, as proposed by Telenor, would effectively shrink the company and deprive it of the significant growth opportunities it was created to undertake.

•	Six out of nine members of VimpelCom Board support the company’s proposed expansion plans. Telenor’s nominees on the Board do not have enough authority to approve the proposed extraordinary dividend.

Conclusion

Your management and your Supervisory Board of Directors, including the Independent Directors who guard and represent minority shareholders’ interests, fundamentally believe in the strategic and financial rationale of this transaction. Our industry is changing rapidly and dramatically and the future belongs to those operators who will have the strength, size and breadth to shape the industry over the medium term. The combination of VimpelCom and Wind Telecom will create a top-tier global telecoms operator with a subscriber base of 173 million subscribers, operations in 19 countries, revenues in excess of US$21 billion and EBITDA of over US$10 billion. It will allow us to capture future growth in the emerging markets, strengthen our ability to capture additional growth following the paradigm shift from voice to data and ensure that we secure the full advantages from greater scale and scope as the industry consolidates further.

We urge you again to vote “FOR” the proposals at the forthcoming Special General Meeting by signing, dating and returning the WHITE voting card received from the Company before the 11 March deadline. Please remember that only your latest dated vote will count. If you have previously submitted a vote on a non-white voting card, you can revoke your vote by submitting new instructions on the WHITE voting card received from the Company.

Thank you for your continued support,

/s/ Alexander Izosimov
Alexander Izosimov
CEO, VimpelCom Ltd.

Dated: March 7, 2011

If you have any questions, or need any assistance in voting your shares,

please contact our proxy solicitor

D. F. King & Co. Inc.

Toll—free from North America at +1 800 431 9645

Toll-free from Continental Europe at 00 800 5464 5464

Alternatively at +1 212 269 5550 or +44 207 920 9700

This letter contains “forward-looking statements.” Forward-looking statements provide VimpelCom’s current expectations or forecasts of future events in connection with the Wind Telecom transaction. Forward-looking statements include statements about VimpelCom’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Any statement in this letter that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. VimpelCom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The proxy statement for the special general meeting provides information about the transaction, Wind Telecom S.p.A and the proposals before the special general meeting. VimpelCom encourages you to read the entire proxy statement carefully, particularly the section entitled “Risk Factors,” before deciding how to vote on the proposals before the special general meeting.